UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 19, 2018

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated July 19, 2018, regarding the change in Management.

Istanbul, July 19, 2018

Announcement Regarding the Change in Management

Bülent Aksu, who joined our Company on July 20, 2016, and who has served as the Executive Vice President of Finance (CFO), has decided to resign from his position, effective as of July 31, 2018, in order to take a role within the Ministry of Treasury and Finance.

Turkcell’s CEO Kaan Terzioğlu stated the following in respect to the matter: “Mr. Bülent Aksu, implementing international practices, enabled our Company to become an exemplar in our country in balance sheet and currency risk management. Mr. Aksu also made notable contributions to building our Company on concrete financial foundations, allowing sustainable growth, through his innovative solutions for financing of investments. His endeavors and outstanding efforts to maintain our Company’s solid and healthy financial structure are worthy of commendation. I believe Mr. Aksu will prove his success in his new role, and I wish it to be auspicious for our country.”

Osman Yılmaz, director responsible for our Company’s Treasury, Risk and Collection Management, in addition to his current position, will be the acting Executive Vice President of Finance, effective as of August 1, 2018.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: July 19, 2018	By:	/s/ Zeynel Korhan Bilek
	Name:	Zeynel Korhan Bilek
	Title:	Investor Relations and Mergers & Acquisitions Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: July 19, 2018	By:	/s/ Kamil Kalyon
	Name:	Kamil Kalyon
	Title:	Turkcell Group Reporting & Tax Management Director